AMENDED AN RESTATED

CERTIFICATE OF INCORPORATION

OF

EVOLUTION OPTIKS (USA) LTD.

Evolution Optiks (USA) Ltd.., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), does hereby certify that:

FIRST: The Corporation was incorporated under the name "Evolution Optiks (USA) Ltd." by filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware on October 19, 2021 (the "Original Certificate of Incorporation").

SECOND: This Amended and Restated Certificate of Incorporation (as further amended from time to time, the "Certificate of Incorporation") was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware, and restates, integrates and further amends the provisions of the Initial Certificate of Incorporation.

THIRD: The Initial Certificate of Incorporation of this Corporation is hereby amended and restated in its entirety so that the Company's Certificate of Incorporation reads in full as follows:

Article I

The name of the Corporation is **Evolution Optiks (USA) Ltd.** (hereinafter the "Corporation").

Article II

The address of its registered office in the State of Delaware is at 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The registered agent in charge thereof is Harvard Business Services, Inc.

Article III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized and incorporated under the General Corporation Law of the State of Delaware or any applicable successor act thereto, as the same may be amended from time to time (the "DGCL").

Article IV

The total number of shares of capital stock that the Corporation shall have the authority to issue is fifty million (50,000,000) shares having a par value of $0.00001 per share. All of the shares of the Corporation shall be common stock and shall be of one class.

Article V

The powers, preferences, and relative participating optional or other special rights, and the qualifications, limitations, and restrictions of the Common Stock are as follows:

(1)   Except as otherwise provided in this Certificate of Incorporation or by law, the holders of outstanding shares of Common Stock shall have the exclusive right to vote for all purposes. Each holder of Common Stock shall be entitled to one vote for each share of Common Stock held.

(2)   Holders of shares of Common Stock shall be entitled to receive such dividends and distributions and other distributions in cash, stock, or property of the Corporation when, as and if declared thereon by the Board from time to time out of assets or funds of the Corporation legally available therefor.

(3)   Shares of Common Stock shall be entitled to receive the assets and funds of the Corporation available for distribution in the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary. A liquidation, dissolution or winding up of the affairs of the Corporation, as such terms are used in this subsection, shall not be deemed to be occasioned by or to include any consolidation or merger of the Corporation with or into any other person or a sale, lease, exchange or conveyance of all or a part of its assets.

Article VI

A.   The holders of Common Stock, voting as a class, shall be entitled to nominate and elect the members of the Board at each meeting or pursuant to each consent of the Corporation's stockholders for the election of directors and to remove from office such director and to fill any vacancy caused by the resignation, death or removal of such director. Each director so elected shall serve until the next annual meeting of stockholders and until the election and qualification of his or her successor, subject to his or her earlier death, disqualification, resignation, or removal. Any vacancy on the Board that results from the death, disability, resignation, disqualification, or removal of any director nominated and elected by the Common Stock or from any other cause shall be filled solely by the affirmative vote of a majority of the total number of directors elected by the Common Stock then in office, even if less than a quorum, or by a sole remaining director of the Common Stock and shall not be filled by the stockholders; any director so elected shall hold office for the remaining term of his or her predecessor.

B.   Any newly created directorship that results from an increase in the number of directors shall be filled solely by the affirmative vote of a majority of the total number of directors then in office, even if less than a quorum; *provided, however*, that such newly created directorship shall be filled with a nominee proposed by the majority of the directors elected by the Common Stock. Each director so appointed shall serve until the next annual meeting of stockholders and until the election and qualification of his or her successor, subject to his or her earlier death, disqualification, resignation or removal.

C.   Unless and except to the extent that the Bylaws of the Corporation (the "Bylaws") shall so require, the election of directors of the Corporation need not be by written ballot.

Article VII

The management of the business and the conduct of the affairs of the Corporation shall be as follows:

(1)   The business and affairs of the Corporation shall be managed as set forth in the Bylaws by or under the direction of the Board, except as otherwise provided by law.

(2)   Subject to Article VI above, the number of the directors of the Corporation shall be fixed from time to time by resolution of the Board.

(3)   Each director, including the chairperson of the Board, shall be entitled to cast one (1) vote on all matters and resolutions presented to the Board. In the event that the requisite affirmative vote on any matter or resolution presented to the Board cannot otherwise be obtained by directors entitled to cast one (1) vote, the chairperson of the Board shall thereupon instead be entitled to cast two (2) votes on such matter or resolution (such additional tiebreaking vote, the "Casting Vote").

(4)   Pursuant to the Bylaws, the Board may establish one or more committees to which may be delegated any or all of the powers and duties of the Board to the full extent permitted by law, *provided* that the provision to the Casting Vote in Subsection (3) of this Article VII, shall apply accordingly.

(5)   Advance notice of stockholder nominations for election of directors and other business to be brought by stockholders before a meeting of stockholders shall be given in the manner provided by the Bylaws.

Article VIII

To the fullest extent permitted by the DGCL as it now exists and as it may hereafter be amended, no director or officer of the Corporation shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director; *provided, however,* that nothing contained in this Article VIII shall eliminate or limit the liability of a director and/or officer (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to the provisions of Section 174 of the DGCL, or (iv) for any transaction from which the director and/or officer derived an improper personal benefit. No repeal or modification of this Article VIII shall apply to or have any adverse effect on any right or protection of, or any limitation of the liability of, a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

Article IX

The Corporation may indemnify, and advance expenses to, to the fullest extent permitted by law, any person who was or is a party to or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that the person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprises.

Article X

Subject to the terms of this Certificate of Incorporation, any action required or permitted to be taken by the stockholders of the Corporation must be effected at an annual or special meeting of the stockholders and may not be effected by written consent in lieu of a meeting.

Article XI

Special meetings of stockholders for any purpose or purposes may be called at any time by the Board, the Chairman of the Board or the Chief Executive Officer of the Corporation or as otherwise provided in the Bylaws.

Article XII

The Corporation reserves the right at any time from time to time to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and any other provisions authorized by the DGCL may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this Article XII. Any amendment, repeal, or modification of any of Article VIII, Article IX, and this sentence shall not adversely affect any right or protection of any person existing thereunder with respect to any act or omission occurring prior to such repeal or modification.

Article XIII

In furtherance and not in limitation of the powers conferred upon it by law, the Board is expressly authorized and empowered to adopt, amend and repeal the Bylaws by the affirmative vote of a majority of the total number of directors present at a regular or special meeting of the Board at which there is a quorum or by written consent. Notwithstanding any other provision of this Certificate of Incorporation or any provision of law that might otherwise permit a lesser vote or no vote this Certificate of Incorporation or the Bylaws may also be amended, altered or repealed and a new Certificate of Incorporation and/or new Bylaws may be adopted by the affirmative vote of the holders of at least 75% in voting power of the stock of the Corporation entitled to vote thereon.

Article XIV

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the Corporation, (2) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employees of the Corporation to the Corporation or the Corporation's stockholders, (3) any action arising pursuant to any provision of the DGCL, or (4) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XIV.

Article XV

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. An "Excluded Opportunity" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation or any of its subsidiaries, or (ii) any holder of Common or Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "Covered Persons"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

IN WITNESS WHEREOF, Evolution Optiks (USA) Ltd. has caused this Amended and Restated Certificate of Incorporation to be signed by Raul Mihali, a duly authorized officer of the Corporation, on May 17, 2023.

/s/ Raul Mihali
Raul Mihali

LICENSE AGREEMENT

THIS LICENSE AGREEMENT ("Agreement") is entered into as of March 15, 2023 (the "**Effective Date**"), by and between **Evolution Optiks Limited**, a Barbados limited company, with its place of business at Corner Harts Gap and Dayrells Road, Christ Church, Barbados BB14030 ("**Licensor,**" as that term is further defined below), and **Evolution Optiks (USA) Ltd**, a corporation organized under the laws of the State of Delaware and having a place of business located at [767 Third Avenue, 29th Floor, New York NY 10017] ("**Licensee**," as that term is further defined below). Licensor and Licensee are sometimes referred to herein individually as a "party" and collectively as the "parties."

BACKGROUND

A.   Licensor engages in the research and development of proprietary optical products and related accessories in the healthcare sector and consumer products.

B.   Licensee, Licensor's US affiliate in charge of commercializing Licensor's proprietary optical products in the USA, Canada, and Mexico markets desires to license Licensor's intellectual property of the proprietary optical products developed and/or owned by Licensor.

AGREEMENT

In consideration of the foregoing, the mutual covenants contained in this Agreement, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.   **Definitions.**

Capitalized terms not otherwise defined herein shall have the respective meanings given to them below:

        a.   "**Affiliate**" of a party shall mean any corporation or other business entity controlling, controlled by, or under common control with such party.

        b.   "**Bankruptcy Event**" means that, with respect to an entity, such entity shall (a) make a general assignment for the benefit of creditors or an agent authorized to liquidate its assets, (b) become the subject of bankruptcy or insolvency proceedings or other proceedings for relief under any bankruptcy or other law for the relief of debtors, where, with respect to an involuntary petition in bankruptcy, the petition shall not have stayed within sixty (60) days, (c) apply to a court for the appointment of a receiver or custodian for substantially all of its assets or properties, with or without consent, and such receiver is not discharged within sixty (60) days after appointment, or (d) adopt a plan of complete liquidation of its assets.

        c.   "**Know-How**" means any proprietary or nonproprietary information directly related to the manufacture, preparation, development (both research and clinical), or commercialization of a product, including, without limitation, product specifications, processes, product designs, plans, trade secrets, ideas, concepts, inventions, formulae, chemical, pharmacological, toxicological, pharmaceutical, physical, analytical, stability, safety, quality assurance, quality control and clinical information, technical information, research information, and all other confidential or proprietary technical and business information, whether or not embodied in any documentation or other tangible materials, necessary to produce products incorporating intellectual property described in **Annex A**.

d. "**Licensed IP**" means the intellectual property developed and/or owned by Licensor as described in more detail in **Annex A,** as well as the Know-How, research, and other intellectual property rights and tangible embodiments thereof (in whatever form or medium) owned or licensed with the right to sublicense by Licensor which relates to intellectual property described in **Annex A**.

e. "**Licensed Processes**" shall mean any services provided by Licensee in connection with the Licensed IP and/or Licensed Products or while using the Licensed Trademarks.

f. "**Licensed Products**" shall mean refractor and neuro-optical assessment & monitoring devices described in **Annex B** as well as any other refractor and neuro-optical assessment & monitoring devices incorporating Licensed IP.

g. "**Licensed Trademarks**" shall mean those trademarks, service marks and trade names set forth on **Annex C** as well as such other trademarks, service marks and trade names as may be designated by Licensor in writing from time to time and any registrations of the foregoing and pending applications relating thereto.

h. "**Statement of Work**" shall be reasonable instructions given by Licensor to Licensee, from time to time, in addition to specifications and quality standards that Licensee is required to adhere to under this Agreement.

i. "**Territory**" shall mean the United States of America (including its territories), Canada, and Mexico.

2. **Exclusive License.**

a. **IP License Grant.** Licensor grants to Licensee an exclusive right and license to use the Licensed IP to manufacture, have manufactured, and sell in the Territory Licensed Products incorporating the Licensed IP, *provided* that the products are manufactured in accordance with the specifications and quality standards submitted or approved by Licensor. Such approvals of standards and specifications may not be unreasonably withheld. The license includes, but is not limited to, the following rights:

   i. The rights to manufacture, use, sell, license, distribute, offer for sale, export, and import Licensed Products based on or use in any manner the Licensed IP.

   ii. The right to sublicense, at the earliest twelve (12) months after the Effective Date, to another party mutually agreed upon by the Licensor and Licensee, any of the rights granted to Licensee hereunder, including the right to authorize other parties to manufacture, use, sell, license, distribute, offer for sale, export and import Licensed Products based on or use in any manner the Licensed IP as licensed under this Agreement. Any such sublicense must include all the terms of protection of this agreement including but not limited to non-infringement, non-competition, confidentiality, and other protection of intellectual property which Licensor may reasonably require. No sublicense may be entered into without the express written approval by Licensor of the form and terms thereof which approval shall not be unreasonably withheld. Licensee's performance of this agreement shall not be obviated, reduced, or otherwise diminished in any respect by rights or responsibilities granted by it to sublicensees. Prior to discussion or negotiation with any Sublicensee, such Sublicensee shall execute a Licensor-approved non-disclosure agreement.

b. **Trademark License**. Licensor grants to Licensee a non-exclusive, non-transferable right (without any right to sublicense) to use the Licensed Trademarks solely on or in connection with the sale of Licensed Products in the Territory.

c. **Limited License.** Licensee understands, acknowledges, and agrees that the forgoing license is limited for the use of the Licensed IP in Licensed Products to be used in the Territory and that Licensee has no license and therefore will not manufacture, have manufactured and/or sell any Licensed Products that incorporate the Licensed IP for the use outside the Territory.

d. **Know-How Transfer.** Within five (5) days after signing this Agreement, Licensor shall disclose and transfer to Licensee all of the Know-How and other Licensor intellectual property that is necessary or helpful for Licensee to manufacture, support, and service Licensed Products incorporating Licensed IP.

3. **Royalty.**

a. **Upfront Development Support Fee**. Licensee shall pay to Licensor a one-time, non-refundable, non-creditable upfront payment of One Million Dollars ($1,000,000) within five (5) business days after Licensee raised a minimum of Two Million Dollars ($2,000,000) as well as one-time, non-refundable, non-creditable upfront payment of One Million Dollars ($1,000,000) within five (5) business days after Licensee raised additional One Million Dollars ($1,000,000); provided that neither tranche shall exceed fifty percent (50%) of the cash on hand of Licensee. [1]

b. **Development Support Fee**. In consideration for the License and the development services performed by Licensor and/or its subsidiary Evolution Optiks R&D Inc. Licensee will pay Licensor development and support fees set forth in **Annex B** ("**Development and Support Fees**") in accordance with the corresponding schedule or milestones therein.

---

[1] The amount should be tied to the funds raised through NetCapital.

c. **Royalty for Licensed IP.** For the Licensed IP Licensee shall pay Licensor a six percent (6%) royalty of all Net Sales. The term "Net Sales" shall mean the gross amount invoiced by Licensee and its sublicensees, or any of them, on all sales of Licensed Products and Licensed Processes, less (a) discounts actually allowed; (b) credits for claims, allowances, retroactive price reductions or returned or rejected goods; (c) amounts invoiced and actually paid for third party transportation, insurance or shipping charges to an end user of the Licensed Product or Licensed Process; (d) any taxes or other governmental charges actually paid in connection with the sale, transportation, or delivery of Licensed Products or Licensed Processes (but excluding what are commonly known as income taxes and value-added taxes). Net Sales shall include all consideration invoiced by Licensee or its sublicensees in exchange for any Licensed Products or Licensed Processes including without limitation any monetary payments or, with regard to any other property paid in exchange for any Licensed Products or Licensed Processes, an amount in cash equal to the fair market value of such property. For purposes of determining Net Sales, a sale shall be deemed to have occurred when an invoice therefore is generated, the Licensed Product shipped for delivery or the Licensed Process completed or provided. Sales of Licensed Products or Licensed Processes between Licensee and its sublicensees shall be excluded unless the sublicensees consume the Licensed Products or Licensed Processes, and only the subsequent sale of such Licensed Products or Licensed Processes to unrelated parties shall be deemed Net Sales hereunder. At the end of the initial twelve (12) months period of this Agreement, Licensor has the right to request an evaluation of the Net Sales calculation and the parties may make any mutually agreed upon adjustments to the methodology utilized in the calculation by written consent of both parties.

d. **Minimum Performance.**

   i. In order to maintain exclusivity as set forth in Section 2(a), Licensee shall be required to accomplish Minimum Performance requirements. The time at which the Licensee will be required to begin attaining the Minimum Performance requirements will commence when the products have been approved by the FDA or EMA. Upon the Minimum Performance Commencement, Licensee shall be required to accomplish a Minimum Performance of at least US$250,000 (in words: US dollars Two Hundred-Fifty Thousan) in Net Sales of Licensee for the first twelve (12) months after FDA or EMA approval.

   ii. The minimum total Net Sales of Licensee to maintain an exclusive license for the following years shall be as follows:

      1. For year 2 US$1,000,000 (in words: US dollars One Million),

      2. For Year 3 US$2,000,000 (in words: US dollars Two Million);

      3. For Year 4 US$3,000,000 (in words: US dollars Three Million);

4. For Year 5 US$4,500,000 (in words: US dollars For Million Fife Hundred Thousand);

5. For Year US$6,000,000 (in words: US dollars Six Million); and

6. For Year 7 and all years beyond Year 7 the minimum Net Sales of Licensee to maintain an exclusive license is US$9,0000,000 (in words: US dollars Nine Million).

If Licensee is short of the minimum dollar requirements in any year, Licensee can pay Licensor the royalty amount that Licensor would have received if the minimum were met during that twelve (12)-month period to retain exclusivity. If minimum Net Sales are not met, and the minimum royalty is not paid, this Agreement and Licensee's license automatically converts to a non-exclusive license.

e. **Royalty for Licensed Trademark.** For the Licensed Trademark Licensee shall pay Licensor an annual royalty equal to one percent (1%) of the previous years Net Sales (the "**Trademark Royalty**"), provided, however, that such annual Trademark Royalty shall not be less than US$10,000 (in words: US dollars Ten Thousand) and not be more than US$50,0000 (in words: US dollars Fifty Thousand).

f. **Payment of Royalty.** Licensee shall provide Licensor with quarterly written reports within fifteen (15) days after the end of each calendar quarter during the term of this Agreement, stating in each such report the number and description of Licensor products sold and the aggregate amount of Net Sales invoiced by Licensee during the preceding quarter. Together with the delivery of each such report, Licensee shall pay to Licensor the royalties, if any, that are due to Licensor for the period of such report. If no royalties are due, Licensee shall so report.

g. **Recordkeeping and Reports.** Licensee shall keep, for no less than four years, full and accurate records and books of account of all particulars necessary for calculating the amounts of royalties due to Licensor hereunder. With each royalty payment, Licensee agrees to submit to Licensor a written report showing the Net Sales in the quarter and the calculation of the royalty paid.

h. **Audit Right.** Upon not less than thirty (30) days prior written notice to Licensee, Licensor shall have the right to appoint a qualified, licensed auditor, reasonably acceptable to Licensee, to examine the business records of Licensee, no more than once per year, for the sole purpose of verifying the accuracy of the royalty payments made to Licensor by Licensee under this Agreement. Such auditor shall enter into a confidentiality agreement with Licensee and such examination shall be conducted during Licensee's regular business hours. All expenses of such examination shall be borne by Licensor; provided, however, that, if any such examination determines that amounts due to Licensor hereunder have been underpaid by ten percent (10%) or more, then Licensee shall pay the full cost of the examination. If the examination uncovers overpayments, the party that received the overpayment will immediately refund the overpayment. If the examination uncovers an underpayment, the party that underpaid will promptly pay the difference between the amount paid and the amount owed. The parties will meet within thirty (30) days after completion of the examination to discuss how best to respond to any areas of concern identified by the examination.

4. **Quality Controls.**

Licensor shall have the right to and shall control the nature and quality of any products incorporating Licensed IP and/or using the Licensed Trademarks. To assure itself that the products incorporating Licensed IP and/or using the Licensed Trademarks as sold by Licensee comply with Licensor's specifications and quality standards, including Statement of Work, upon reasonable notice, Licensor shall have the right at all reasonable times during normal business hours to inspect the facilities and the methods of manufacturing of the products incorporating Licensed IP; and, at its cost, Licensee shall send to Licensor or through its designated representative, reasonable quantities of random production samples of the first production run of the products incorporating Licensed IP and thereafter shall send random production samples as Licensor may reasonably request from time to time. Licensee shall correct to Licensor's satisfaction any deficiencies in the nature or quality of the Licensed IP according to instructions provided by Licensor.

5. **Marking, Product Labeling.**

      a. **Marking**. Licensee will cause any Licensed Trademarks to be displayed only in such form or manner as may be specifically approved by Licensor. Licensee will also cause to appear on all materials on or in connection with which the Licensed Trademarks are used such legends, markings and notices as Licensor may request in order to give appropriate notice of any trademark, trade name or other rights. No other markings, legends, or notices may be used by Licensee except as approved by Licensor in advance of such use.

      b. **Product Labeling**. Licensor shall have the option of including the statement on the product label, "Manufactured Under License by *Evolution Optiks Limited.*" on each individual product manufactured under this Agreement or any Sub-licensee agreement. Licensee shall have the right to list "*Patent Pending*" on the product label and put the relevant patent numbers on the products when relevant patents are issued.

6. **Compliance with Law.**

Licensee and sublicensees shall comply, at all times, with applicable and documentable local, state, federal, foreign and international laws, ordinances, and regulations, including, but not limited to, those pertaining to the manufacturing, distribution, packaging, marketing, advertising, promotion, and sale of products incorporating or using Licensed IP. Licensee and any Sub-Licensees shall strictly comply with the laws, rules and regulations of the United States Food and Drug Administration, as well as any comparable laws, rules and regulations of other nations. If, at any time, the Licensee or any sublicensee is found to have violated any law, ordinance, or regulation, the Licensor must notify Licensee, or any Sub-Licensee of the alleged violation. If in fact there is deemed to be a violation, Licensee has ninety (90) days to comply. If after ninety (90) days of formal notice, Licensee or sublicensee does not comply, Licensor reserves the right to terminate the License and/or any sublicense granted by the Licensee.

7. **Confidentiality.**

a. **Confidential and Proprietary Information.**

i. Licensee agrees to hold all confidential information of Licensor, including without limitation, any information relating to Licensor's business operations and all other information disclosed by Licensor ("**Licensor Confidential Information**"), in strict confidence and not to use any of the foregoing commercially for its own benefit or that of anyone else. Licensee agrees to limit dissemination of and access to Licensor Confidential Information only to the persons within Licensee and its Affiliates, and their respective third party contractors, subcontractors, manufacturers and business partners who have a need for access thereto, and who have entered into a restrictive agreement prohibiting such personnel from doing anything with respect to Licensor Confidential Information and such information that Licensee would itself be prohibited from doing under this Agreement.

ii. Licensor agrees to hold all confidential information of Licensee and its Affiliates, including without limitation, any information relating to Licensee's and its Affiliates' business operations, price lists, manufacturing data, marketing information strategies, customer or product lists, research and development information and all other information disclosed by Licensee or its affiliates to Licensor ("**Licensee Confidential Information**"), in strict confidence and not to use any of the foregoing commercially for its own benefit or that of anyone else nor for the purpose of developing or improving a product or method for anyone except Licensee. Licensor agrees to limit dissemination of and access to Licensee Confidential Information only to the persons who have a need for access thereto, and who have entered into a restrictive agreement prohibiting such personnel from doing anything with respect to Licensee Confidential Information that Licensor would itself be prohibited from doing under this Agreement.

b. **Use of Confidential Information of Other Parties.** Each party represents, warrants, and covenants that it will not use in the course of its performance under this Agreement, or disclose to the other parties hereto, any confidential or proprietary information of any third party without the prior written consent of the party to whom such confidential or proprietary information belongs.

c. **Disclosure Does Not Constitute a License.** Neither the execution of this Agreement nor the disclosure of any confidential or proprietary information by one party to the other hereunder shall be construed as granting to the recipient of such information, by implication or otherwise, any right in, or license to, any present or future proprietary information, patent, trademark, copyright invention, now or hereinafter, owned or controlled by the disclosing party, except as provided in this Agreement.

d.   **Survival.** The provisions regarding Confidential Information shall survive the termination of this Agreement.

8.   Term and Termination.

a.   **Term.** The term of this Agreement began on the Effective Date and shall remain in effect subject to the provisions set forth in this Agreement; *provided, however,* that the Term shall end (i) upon one of the events of termination set forth in Section 10(b), (ii) upon Licensee's written notice to Licensor, or (iii) upon the mutual consent of the parties hereto.

b.   **Termination by Licensor.** This Agreement may be terminated by Licensor prior to the end of the Term as follows:

    i.   Upon a Bankruptcy Event of Licensee, Licensee shall notify Licensor thereof within one (1) business day thereof, and Licensor may elect to terminate the Agreement by giving written notice to Licensee within thirty (30) days of that notice.

    ii.   Upon the failure of Licensee to pay to Licensor monies when due by Licensee to Licensor under this Agreement, Licensor may give notice to Licensee of such non-payment. Thereafter, if Licensee fails to pay such monies to Licensor within ten (10) business days of such notice, then this Agreement shall terminate on that tenth business day. If Licensee pays the monies due to Licensor within those ten (10) business days, then this Agreement shall not terminate.

    iii.   Upon a material breach of this Agreement by Licensee, Licensor may give notice to Licensee of such breach. If Licensee fails to cure such breach within sixty (60) days of such notice, then this Agreement may be terminated by Licensor at any time during the period that begins on the sixtieth (60th) day following such notice and ends on the ninetieth (90th) day following such notice (the "Licensor Termination Period") by giving written notice of such termination to Licensee before the expiration of the Licensor Termination Period. Licensor's failure to terminate this Agreement during the Licensor Termination Period will constitute a waiver of Licensor's rights to terminate this Agreement by reason of the applicable breach.

    iv.   Upon written notice following Licensee's failure to sell any royalty-bearing product during any one calendar year.

c.   **Termination by Licensee.** This Agreement may be terminated by Licensee prior to the end of the Term as follows:

    i.   Upon a Bankruptcy Event of Licensor, Licensor shall notify Licensee thereof within one (1) business day thereof, and Licensee may elect to terminate the Agreement by giving written notice to Licensor within thirty (30) days of that notice. However, in the event that Licensor files for Bankruptcy, Licensee shall retain rights as outlined in Section 22 below.

ii.   Upon a material breach of this Agreement by Licensor, Licensee may give notice to Licensor of such breach. If Licensor fails to cure such breach within sixty (60) days of such notice, then this Agreement may be terminated by Licensee at any time during the period that begins on the sixtieth (60th) day following such notice and ends on the ninetieth (90th) day following such notice (the "Licensee Termination Period") by giving written notice of such termination to Licensor before the expiration of the Licensee Termination Period. Licensee's failure to terminate this Agreement during the Licensee Termination Period will constitute a waiver of Licensee's rights to terminate this Agreement by reason of the applicable breach.

d.   **Effect of Termination.** Upon the termination of this Agreement, Licensee agrees to immediately cease using the Licensed IP; *provided, however,* that Licensee shall have the right to use or sell any manufactured Licensor products using the Licensed IP existing at the time of termination. No termination of this Agreement shall affect the rights of Licensor to accrued royalties due and owing on gross profit as of the date of termination, to royalties on the sale of all inventory on hand which is sold subsequent to the date of termination, and to statements of account with any royalty payment that is made after the termination date.

e.   **No Liability for Termination.** Neither party in exercising its rights to terminate this Agreement in accordance with the terms and conditions hereof shall incur any liability whatsoever for any damage, loss or expense of any kind suffered or incurred by the other (or for any compensation to the other) arising from or incident to any such termination (except if such termination is for a material breach of this Agreement), whether or not the terminating party is aware of any such damage, loss or expense. Any termination hereof shall not impair any rights nor discharge any obligations which have accrued to the parties as of the effective date of such termination.

9.   Representation and Warranties.

a.   **Licensor's Representations and Warranties.** Licensor hereby represents and warrants to Licensee that:

i.   Licensor has the full power, capacity, and right to enter into this Agreement and has exclusive rights to grant an exclusive license to Licensee on the Licensed IP;

ii.   Licensor knows of no pending or threatened action in law or in equity which adversely affects the rights granted herein, and know of no basis for any of the foregoing;

iii.   To the knowledge of Licensor, neither the execution and delivery of this Agreement nor compliance with the obligations of Licensor hereunder, will violate any law or regulation, or any order or decrees of any court or government instrumentality;

iv.   To the knowledge of Licensor, neither the execution and delivery of this Agreement nor compliance with the obligations of Licensor hereunder, will conflict with, or result in the breach of, or constitute a default under, any contract, agreement, instrument or judgment to which Licensor is a party, or which is or purports to be binding upon Licensor;

v.   No action, approval, or consent, including, but not limited to, any action, approval, or consent by any federal, state, municipal, or other governmental agency, is necessary in order to constitute this Agreement as valid, binding, and enforceable obligations of Licensor in accordance with its terms;

vi.   Licensor is the sole legal and beneficial owner of the Licensed IP; and

b.   **Licensee's Representations and Warranties.** Licensee hereby represents and warrants to Licensor that:

i.   It has the full power, capacity, and right to enter into this Agreement;

ii.   All corporate action necessary to authorize Licensee to enter into this Agreement and be legally bound by its terms has been taken;

iii.   It knows of no pending or threatened action in law or in equity which adversely affects the rights granted herein, and it knows of no basis for any of the foregoing;

iv.   To the knowledge of Licensee, neither the execution and delivery of this Agreement nor compliance with the obligations of Licensee hereunder, will violate any law or regulation, or any order or decrees of any court or government instrumentality;

v.   Neither the execution and delivery of this Agreement nor compliance with the obligations of Licensee hereunder, will conflict with, or result in the breach of, or constitute a default under, any contract, agreement, instrument or judgment to which Licensee or any officer, director, employee or controlling person of Licensee is a party, or which is or purports to be binding upon any of the foregoing persons; and

vi.   No action, approval, or consent, including, but not limited to, any action, approval, or consent by any federal, state, municipal, or other governmental agency, is necessary in order to constitute this Agreement as a valid, binding, and enforceable obligation of Licensee in accordance with its terms.

10. **Indemnification.**

a.   **Licensor's Indemnification.** Licensor shall indemnify, defend and hold Licensee, its Affiliates, and their respective officers, directors, employees and agents (each, a "**Licensor Indemnified Party**"), harmless from and against any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries and deficiencies, including interest, penalties, reasonable attorneys' fees, costs of investigation and any legal or other expenses or costs ("**Losses**") incurred or suffered by any Licensor Indemnified Party arising out of, in connection with or resulting from any claim, allegation or judgment as to: (i) any violation or infringement upon any common law or statutory intellectual property rights of any third party that arises from or relates to the Licensed IP, or (ii) any inaccuracy or breach in any of Licensor's representations and warranties under this Agreement.

        b.   **Licensee's Indemnification.** Licensee agrees to indemnify, defend and hold harmless Licensor and Licensor's successor, assigns, officers, directors, employees and agents (each, a "**Licensee Indemnified Party**") from and against any and all Losses (as defined in <u>Section 10(a)</u> above) incurred or suffered by any Licensee Indemnified Party arising out of, in connection with or resulting from any claim, allegation or judgment as to any inaccuracy or breach in any of Licensee's representations and warranties under this Agreement. Additionally, Licensee shall assume full responsibility for the manufacturing, distribution, marketing, advertising and sale of products incorporating or using Licensed IP and shall indemnify and hold Licensor harmless with respect to any and all claims, losses, obligations, liabilities, including product liability or strict liability in tort, caused by any defects or alleged defects in the products incorporating or using Licensed IP, plus costs and expenses, including legal and other fees, with respect to the defense of any such claims, even if such claims arise after termination of this Agreement. Such indemnification applies to all claims arising from violations of laws, ordinances, or regulations by Licensee or a Sub-licensee. Licensee shall obtain and maintain, at its expense, adequate insurance covering any claims or suits arising out of the sale or distribution of products incorporating or using Licensed IP, said insurance, with minimum insured limits of One Million Dollars ($1,000,000) to name Licensor as an additional insured party and to provide that it may not be canceled without at least ninety (90) days prior written notice to Licensor.

11.   **Intellectual Property.**

        a.   **Ownership of Licensed IP and Licensed Trademarks.** Licensee acknowledges that subject to this Agreement, Licensor has and will retain all right, title to, and interests in the Licensed IP and that Licensor is the sole and exclusive owner of the Licensed Trademarks. Except as prohibited by law, Licensee agrees that it will do nothing inconsistent with such rights, title, interest and/or ownership either during the term of the Agreement or afterwards. Specifically, Licensee shall supply best efforts to use the Licensed IP and Licensed Trademarks in a manner that does not deviate from Licensor's rights in the Licensed IP and Licensed Trademarks and will take no action that will interfere with or diminish Licensor's right, title, interests and/or ownership therein. Licensee agrees that its use of the Licensed IP and Licensed Trademarks shall inure to the benefit of and be on behalf of Licensor. Licensee acknowledges that the Licensed IP and Licensed Trademarks are valid under the applicable law and that Licensee's utilization of the Licensed IP and Licensed Trademarks will not create any right, title, or interest in said Licensed IP and/or Licensed Trademarks.

b.   **Use of the Licensed Trademarks.** The Licensee shall use the Licensed Trademarks so that such trademark rights are separate and distinct impression from any other trademark that may be used or affixed to the Goods, their associated documentation, or marketing material. Except as permitted in this Agreement, Licensee agrees that it will not adopt or use as part or all of any corporate name, trade name, trademark, service mark, or certification mark, the Licensed Trademarks, either alone or in combination with other words, or any other mark based on the Licensed Trademarks or any designation confusingly similar to the Licensed Trademarks. The Licensee agrees not to apply or assist any third party to register the Licensed Trademarks or a confusingly similar designation anywhere in the world. If any application for registration is or has been filed by or on behalf of Licensee in any country and relates to any mark which, in the reasonable opinion of Licensor, is confusingly similar, deceptive or misleading with respect to, or dilutes or any way damages the Licensed Trademarks, Licensee shall, at Licensor's request, abandon all use of such mark, and any registration or application for registration thereof and shall reimburse Licensor for all costs and expenses of any opposition or related legal proceeding, including attorneys' fees, instigation by Licensor or its authorized representative.

c.   **Notice of Infringement.** Licensee shall promptly notify Licensor of any actual or apparent infringement of the Licensed IP and or Licensed Trademarks of which Licensee becomes aware. Licensor shall prosecute any suit that is reasonably necessary or appropriate to protect any of Licensor's rights to the Licensed IP and/or Licensed Trademarks from and against infringement by third parties and Licensee shall cooperate fully with Licensor in connection with any such action. If Licensor fails to do so within sixty (60) days of written request by Licensee, Licensee may pursue such action, the reasonable cost of which will offset any payments due Licensor under this Agreement.

12.   **Innovations.**

Any and all improvements, modifications, derivatives and the like, whether conceived by Licensor or Licensee, for the Licensed Products and/or the Licensed IP hereafter developed by Licensee or Licensor shall automatically be owned by Licensor and be included within the Licensed IP licensed under this Agreement at no additional cost to Licensee. Either party shall promptly disclose such improvements, modifications, derivatives, and the like to Licensee.

13.   **Survival.**

Any provision of this Agreement which contemplates performance or the existence of rights or obligations after the termination of this Agreement shall expressly survive such termination of this Agreement and shall be binding upon the party or parties obligated thereby in accordance with the terms of this Agreement, subject to any limitations expressly set forth in this Agreement.

14.   **Amendment or Waiver.**

This Agreement cannot be changed orally, and no modification of this Agreement shall be recognized nor have any effect, unless the writing in which it is set forth is signed by Licensor and Licensee, nor shall any waiver of any of the provisions of this Agreement be effective unless in writing and signed by the party to be charged therewith. The failure of either party to enforce, at any time or for any period of time, the provisions hereof, or the failure of either party to exercise any option herein shall not be construed as a waiver of such provision or option and shall in no way affect that party's right to enforce such provisions or exercise such option. No waiver of any provision hereof shall be deemed a waiver of any succeeding breach of the same or any other provisions of this Agreement.

15.   **Dispute Resolution; Governing Law; Injunctive Relief.**

a.   **Negotiations.** The parties agree that they will attempt in good faith to resolve any controversy, claim, dispute or question between them arising out of or relating to this Agreement, including the construction or application of this Agreement, promptly by negotiations between the parties. If a controversy or claim should arise, appropriate representatives of the parties will meet at least once and will attempt to resolve the matter. Either party may request the other to meet within fourteen (14) days, at a mutually agreed time and place.

b.   **Arbitration.** The laws of the State of New York shall govern the application and interpretation of this Agreement in all respects and aspects. Any disputes arising out of or in connection with this Agreement will to the extent possible be settled amicably by negotiation between the Parties within thirty (30) days from the date of written notice by either party of the existence of such a dispute and, failing such amicable settlement, will be finally settled by arbitration in accordance with the applicable Optional Expedited Arbitration Procedures then in effect by JAMS applying New York law. The proceedings shall be conducted in New York City, New York, U.S.A., and the language shall be English. Each Party irrevocably submits to the foregoing jurisdiction and venue in any such action or proceeding.

c.   **Injunctive Relief.** Each of the parties acknowledge and agree that the other parties will be damaged irreparably if any of the provisions of this Agreement (specifically including the obligations of confidentiality set forth in Section 7 herein) are not performed in accordance with their specific terms or otherwise are breached. Accordingly, notwithstanding any other provision in this Agreement the damaged party shall have the right to pursue a claim for injunctive relief, damages and attorneys' fees in arbitration for the other party's breach of any covenant, agreement or obligation.

d.   **Fees.** In the event any party to this Agreement breaches its obligations, representations, warranties or covenants hereunder, and the Party not in default is required to resort to legal means to enforce this Agreement's terms, the prevailing Party shall be entitled to receive from the defaulting party the costs and expenses of such enforcement, including reasonable attorneys' fees, whether before or after any arbitration action or judgment.

16.   **Notices.**

Any and all notices permitted or required to be given hereunder shall be deemed duly given: (i) upon actual delivery, if delivery is by hand; (ii) upon delivery by overnight express courier (i.e.

DHL or FedEx); or (iii) upon facsimile transmission, so long as the original is then sent by overnight express courier delivery. Each such notice shall be sent to the respective party at the address on page 1 of this Agreement or such other address or facsimile number as any of the persons designated above may have specified in a notice or communication duly given to the other designated person as provided herein.

17.   **Binding Effect; Non-Assignability.**

This Agreement shall be binding upon and enforceable against the parties hereto and their respective successors and permitted assigns. Neither party shall assign its rights and obligations under this Agreement without the prior written consent of the other party, which consent shall not be unreasonably withheld; provided, however, that either party may assign this Agreement to an affiliate of such party.

18.   **Relationship of the Parties.**

The parties are and at all times shall be deemed to be independent contractors. Nothing contained herein shall be construed as creating the relationship of employer/employee or principal/agent. Each party shall assume full responsibility for the actions of its employees as related to the party's obligations under this Agreement. Neither party to this Agreement is hereby constituted an agent of the other for any purpose and neither party has the authority to assume or create any obligation, or to make any representation, warranty or guarantee for the other, except as expressly granted or made in this Agreement.

19.   **Entire Agreement.**

This Agreement contains the sole and complete understanding of the parties related to its subject matter and the Licensed IP and supersedes all oral or written agreements concerning this subject matter made prior to the date of this Agreement. The parties may enter into separate license agreements for other product categories that are independent of this Agreement.

20.   **Remedies Not Exclusive.**

No remedy conferred by any of the specific provisions of this Agreement is intended to be exclusive of any other remedy, and each and every remedy will be cumulative and will be in addition to every other remedy given hereunder or now or hereafter existing at law or in equity or by statute or otherwise. The election of any one or more remedies will not constitute a waiver of the right to pursue other available remedies.

21.   **Bankruptcy Provisions.**

It is intended by the parties to this Agreement that in the event of Licensor's bankruptcy filing under the United States Bankruptcy Code ("**Bankruptcy Code'**), this Agreement shall be treated as an executory contract under which Licensor is a licensor of intellectual property under Section 365(n) of the Bankruptcy Code, and that Licensee shall have all the rights to which licensees of intellectual property are entitled to under such section. This Agreement is an integrated agreement, and all provisions of this agreement that are not directly related to the license of intellectual property are intended to be supplementary to the intellectual property license granted hereunder, within the meaning of Section 365(n)(4)(B) of the Bankruptcy Code.

22.   **Third-Party Beneficiaries.**

No person or entity shall be a third-party beneficiary of this Agreement.

23.   **Counterparts.**

This Agreement may be executed in multiple counterparts, which taken together shall constitute one instrument and each of which shall be considered an original for all purposes.

IN WITNESS WHEREOF, the parties enter into this Agreement effective as of the Amendment Effective Date.

Evolution Optiks Limited

By: _____
Name:
Title:

By: _____
Name:
Title:

Evolution Optiks (USA) Ltd.

By: _____
Name:
Title:

By: _____
Name:
Title:

LICENSE AGREEMENT

ANNEX A

Licensed IP

ANNEX B

EVOLUTION OPTIKS LIMITED

Intellectual Property Rights in Canada, the United States and Mexico associated with Light Field Refractor and DeCon projects

Patents				
Internal Ref.	Jurisdiction	Serial No.	Registration No.	Title
004-CAP2	Canada	3109772		VISION CORRECTION SYSTEM AND METHOD, LIGHT FIELD DISPLAY AND LIGHT FIELD SHAPING LAYER AND ALIGNMENT THEREFOR
004-USP1	United States	17/016,238	11353699	VISION CORRECTION SYSTEM AND METHOD, LIGHT FIELD DISPLAY AND LIGHT FIELD SHAPING LAYER AND ALIGNMENT THEREFOR
004-USP2	United States	17/661,675		VISION CORRECTION SYSTEM AND METHOD, LIGHT FIELD DISPLAY AND LIGHT FIELD SHAPING LAYER AND ALIGNMENT THEREFOR
008-USD1	United States	16/259,845	10394322	LIGHT FIELD DISPLAY, ADJUSTED PIXEL RENDERING METHOD THEREFOR, AND VISION CORRECTION SYSTEM AND METHOD USING SAME
008-USD2	United States	16/510,673	10474235	LIGHT FIELD DISPLAY, ADJUSTED PIXEL RENDERING METHOD THEREFOR, AND VISION CORRECTION SYSTEM AND METHOD USING SAME
008-USD3	United States	16/569,137	10642355	LIGHT FIELD DISPLAY, ADJUSTED PIXEL RENDERING METHOD THEREFOR, AND VISION CORRECTION SYSTEM AND METHOD USING SAME

008-USD4	United States	16/830,832	10884495	LIGHT FIELD DISPLAY, ADJUSTED PIXEL RENDERING METHOD THEREFOR, AND VISION CORRECTION SYSTEM AND METHOD USING SAME
009-CAP1	Canada	3134669		PUPIL TRACKING SYSTEM AND METHOD, AND DIGITAL DISPLAY DEVICE AND DIGITAL IMAGE RENDERING SYSTEM AND METHOD USING SAME
009-USP1	United States	17/239,385	11385712	PUPIL TRACKING SYSTEM AND METHOD, AND DIGITAL DISPLAY DEVICE AND DIGITAL IMAGE RENDERING SYSTEM AND METHOD USING SAME
010-CAP1	Canada	3109811		LIGHT FIELD DISPLAY, ADJUSTED PIXEL RENDERING METHOD THEREFOR, AND VISION CORRECTION SYSTEM AND METHOD USING SAME
010-USD1	United States	16/551,572	10636116	LIGHT FIELD DISPLAY, ADJUSTED PIXEL RENDERING METHOD THEREFOR, AND VISION CORRECTION SYSTEM AND METHOD USING SAME
010-USD2	United States	16/830,893	10699373	LIGHT FIELD DISPLAY, ADJUSTED PIXEL RENDERING METHOD THEREFOR, AND VISION CORRECTION SYSTEM AND METHOD USING SAME
011-CAP1	Canada	3134747		LIGHT FIELD DISPLAY AND VIBRATING LIGHT FIELD SHAPING LAYER AND VISION TESTING AND/OR CORRECTION DEVICE
011-USP1	United States	17/594,665		LIGHT FIELD DISPLAY AND VIBRATING LIGHT FIELD SHAPING LAYER AND VISION TESTING AND/OR CORRECTION DEVICE

016-CAP1	Canada	3148706		LIGHT FIELD VISION TESTING DEVICE, ADJUSTED PIXEL RENDERING METHOD THEREFOR, AND VISION TESTING SYSTEM AND METHOD USING SAME
016-USD1	United States	16/810,143	10761604	LIGHT FIELD VISION TESTING DEVICE, ADJUSTED PIXEL RENDERING METHOD THEREFOR, AND VISION TESTING SYSTEM AND METHOD USING SAME
016-USP2	United States	17/309,133		LIGHT FIELD VISION TESTING DEVICE, ADJUSTED PIXEL RENDERING METHOD THEREFOR, AND VISION TESTING SYSTEM AND METHOD USING SAME
021-CAP1	Canada	3156215		LIGHT FIELD DEVICE, MULTI-DEPTH PIXEL RENDERING METHOD THEREFOR, AND MULTI-DEPTH VISION PERCEPTION SYSTEM AND METHOD USING SAME
021-USP1	United States	17/302,392	11287883	LIGHT FIELD DEVICE, PIXEL RENDERING METHOD THEREFOR, AND ADJUSTED VISION PERCEPTION SYSTEM AND METHOD USING SAME
021-USP2	United States	17/652,077		LIGHT FIELD DEVICE, PIXEL RENDERING METHOD THEREFOR, AND ADJUSTED VISION PERCEPTION SYSTEM AND METHOD USING SAME
023-CAP1	Canada	3167642		LIGHT FIELD DEVICE, OPTICAL ABERRATION COMPENSATION OR SIMULATION RENDERING METHOD AND VISION TESTING SYSTEM USING SAME
023-USP1	United States	17/510,297	11500460	LIGHT FIELD DEVICE, OPTICAL ABERRATION COMPENSATION OR SIMULATION RENDERING METHOD AND VISION TESTING SYSTEM USING SAME
023-USP2	United States	17/819,885		LIGHT FIELD DEVICE, OPTICAL ABERRATION COMPENSATION OR SIMULATION RENDERING METHOD AND VISION TESTING SYSTEM USING SAME

026-CAP1	Canada	3148708		LIGHT FIELD DISLAY, ADJUSTED PIXEL RENDERING METHOD THEREFOR, AND†ADJUSTED†VISION†PERCEPTION†SYSTEM AND METHOD USING SAME ADDRESSING ASTIGMATISM OR SIMILAR CONDITIONS
026-USD1	United States	16/854,787	10860099	LIGHT FIELD DISLAY, ADJUSTED PIXEL RENDERING METHOD THEREFOR, AND†ADJUSTED†VISION†PERCEPTION†SYSTEM AND METHOD USING SAME ADDRESSING ASTIGMATISM OR SIMILAR CONDITIONS
026-USD2	United States	17/038,515	10936064	LIGHT FIELD DISLAY, ADJUSTED PIXEL RENDERING METHOD THEREFOR, AND†ADJUSTED†VISION†PERCEPTION†SYSTEM AND METHOD USING SAME ADDRESSING ASTIGMATISM OR SIMILAR CONDITIONS
028-CAP1	Canada	3148710		LIGHT FIELD VISION-BASED TESTING DEVICE, ADJUSTED PIXEL RENDERING METHOD THEREFOR, AND ONLINE VISION-BASED TESTING MANAGEMENT SYSTEM AND METHOD USING SAME
028-USD1	United States	16/992,583	11327563	LIGHT FIELD VISION-BASED TESTING DEVICE, ADJUSTED PIXEL RENDERING METHOD THEREFOR, AND ONLINE VISION-BASED TESTING MANAGEMENT SYSTEM AND METHOD USING SAME
028-USD2	United States	17/659,635		LIGHT FIELD VISION-BASED TESTING DEVICE, ADJUSTED PIXEL RENDERING METHOD THEREFOR, AND ONLINE VISION-BASED TESTING MANAGEMENT SYSTEM AND METHOD USING SAME
029-CAP1	Canada	3156223		LIGHT FIELD DEVICE, VARIABLE PERCEPTION PIXEL RENDERING METHOD THEREFOR, AND VARIABLE PERCEPTION SYSTEM AND METHOD USING SAME
029-USP1	United States	17/773,841		LIGHT FIELD DEVICE, VARIABLE PERCEPTION PIXEL RENDERING METHOD THEREFOR, AND VARIABLE PERCEPTION SYSTEM AND METHOD USING SAME

032-CAP1	Canada	3186253		LIGHT FIELD DISPLAY FOR RENDERING PERCEPTION-ADJUSTED CONTENT, AND DYNAMIC LIGHT FIELD SHAPING SYSTEM AND LAYER THEREFOR
032-USP1	United States	18/006,448		LIGHT FIELD DISPLAY FOR RENDERING PERCEPTION-ADJUSTED CONTENT, AND DYNAMIC LIGHT FIELD SHAPING SYSTEM AND LAYER THEREFOR
035-WO01	WIPO*	PCT/US2022/013564		HEAD-MOUNTABLE OCULOMOTOR ASSESSMENT DEVICE AND SYSTEM, AND METHOD OF USING SAME
036-USP1	United States	17/652,368	11487361	LIGHT FIELD DEVICE AND VISION TESTING SYSTEM USING SAME
036-USP2	United States	17/957,845		LIGHT FIELD DEVICE AND VISION TESTING SYSTEM USING SAME
036-WO01	*WIPO	PCT/US2021/070936		LIGHT FIELD DEVICE AND VISION TESTING SYSTEM USING SAME
038-WO01	*WIPO	PCT/US2022/018791		VISION-BASED COGNITIVE IMPAIRMENT TESTING DEVICE, SYSTEM AND METHOD
041-USD1	United States	17/831,273		USER TRACKING SYSTEM USING USER FEATURE LOCATION AND METHOD, AND DIGITAL DISPLAY DEVICE AND DIGITAL IMAGE RENDERING SYSTEM AND METHOD USING SAME
041-WO01	*WIPO	PCT/IB2023/052423		USER TRACKING SYSTEM AND METHOD, AND DIGITAL DISPLAY DEVICE AND DIGITAL IMAGE RENDERING SYSTEM AND METHOD USING SAME
042-USD1	United States	17/652,656	11500461	LIGHT FIELD VISION-BASED TESTING DEVICE, SYSTEM AND METHOD
042-USD2	United States	17/957,464		LIGHT FIELD VISION-BASED TESTING DEVICE, SYSTEM AND METHOD
042-WO01	*WIPO	PCT/IB2023/051475		LIGHT FIELD VISION-BASED TESTING DEVICE, SYSTEM AND METHOD
043-PR01	United States	63/363,016		HEAD-MOUNTABLE OCULOMOTOR ASSESSMENT DEVICE HAVING A MECHANICALLY DISPLACEABLE STIMULUS, AND METHOD OF USING SAME

043-WO01	*WIPO	PCT/US2022/048634		HEAD-MOUNTABLE ASSESSMENT DEVICE, AND METHOD OF USING SAME
044-PR01	United States	63/392,808		HEAD-MOUNTABLE DEVICE, MOUNTING STRUCTURE THEREFOR, AND METHOD OF USING SAME
046-PR01	United States	63/490,955		OPTICAL SYSTEMS AND METHODS OF THERMALLY REGULATING OPTICAL SYSTEMS
PHM-CAD1	Canada	2901477		ELECTRONIC DEVICE HAVING AN ADJUSTABLE GRAPHICAL DISPLAY, AND VISION CORRECTION SYSTEM, METHOD AND GRAPHICAL USER INTERFACE THEREFOR
PHM-USD1	United States	15/246,255	10564831	VISION CORRECTION SYSTEM, METHOD AND GRAPHICAL USER INTERFACE FOR IMPLEMENTATION ON ELECTRONIC DEVICES HAVING A GRAPHICAL DISPLAY
PHM-USD2	United States	16/717,023	11262901	ELECTRONIC DEVICE, METHOD AND COMPUTER-READABLE MEDIUM FOR A USER HAVING REDUCED VISUAL ACUITY
PHM-USD3	United States	17/680,117		ELECTRONIC DEVICE, METHOD AND COMPUTER-READABLE MEDIUM FOR A USER HAVING REDUCED VISUAL ACUITY
	*WIPO - Pending International Applications filed under the Patent Cooperation Treaty with the World Intellectual Property Office noted herein apply only in respect of their respective designation of, and optional future nationalization in Canada, the United States and/or Mexico. Further national or regional designations of, and future national or regional phase entries in other jurisdictions beyond Canada, the United States and Mexico are NOT included.			
	**Included are any and all divisions, continuations, continuations-in-part and extensions that may be filed in Canada, the United States and/or Mexico corresponding to the herein-noted patent applications, and any and all patents that may be obtained therefor in Canada, the United States and Mexico including, but not limited to, any and all reissues, renewals, and prolongations thereof.			

<u>LICENSE AGREEMENT</u>

ANNEX B

Licensed Products

See technical folders and blueprints provided to Licensee by Licensor and updated from time to time.

ANNEX C

Licensed Trademarks

Internal Ref.	Jurisdiction	Serial No.	Registration No.	Title
EOW-CA01	Canada	2170345		EVOLUTION OPTIKS
EOW-MX01	Mexico	2906346		EVOLUTION OPTIKS
EOW-MX02	Mexico	2906348		EVOLUTION OPTIKS
EOW-MX03	Mexico	2906351		EVOLUTION OPTIKS
EOW-MX04	Mexico	2906429		EVOLUTION OPTIKS
EOW-US01	United States	97292692		EVOLUTION OPTIKS
QUV-CA01	Canada	2223860		QUADVIEW
QUV-MX01	Mexico	2906966		QUADVIEW
QUV-MX02	Mexico	2906967		QUADVIEW
QUV-MX03	Mexico	2906968		QUADVIEW
QUV-US01	United States	97813089		QUADVIEW